1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 15, 2024	www.integraresources.com

 INTEGRA INTERSECTS 1.46 g/t AuEq OVER 134 M IN METALLURGICAL DRILL PROGRAM AT DELAMAR

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the second set of drill results from the 4,597 meter ("m") 2023 highwall geotechnical and metallurgical drill program at the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The results announced today include 20 drill holes representing 2,290 m from the highwall geotechnical and metallurgical drill program which was completed in November 2023.

The core samples from the drill program will be used for comprehensive mineralogical analysis, Crusher Work Index ("CWI") testing and additional heap leach recovery analysis, including bottle roll, permeability and column leach testwork. The metallurgical drill results from the program will be used to develop an advanced geo-metallurgical model that will support future economic studies at the Project. Geotechnical drilling was also completed in the proposed open pits at the Project to further bolster the 3D geotechnical model and to provide additional data for the Draft Mine Plan of Operations ("MPO"), which was submitted to the U.S. Bureau of Land Management ("BLM") in December 2023.

Drilling Highlights:

  The latest drilling highlights from the Florida Mountain Deposit include:
    DH-FLM-23-MET02: 1.42 g/t grams per tonne ("g/t") gold ("Au") and 3.36 g/t silver ("Ag") (1.46 g/t gold equivalent ("AuEq")) over 134.11 m, including 103.57 g/t Au and 30.55 g/t Ag (103.96 g/t AuEq) over 1.52 m
      Excluding the high-grade intercept, the residual grade of DH-FLM-23-MET02 is 0.25 g/t Au and 3.05 g/t Ag (0.29 g/t AuEq) over 132.59 m, which is above the cut-off grade of 0.17 g/t AuEq1
    DM-FLM-23-MET09: 0.30 g/t Au and 17.03 g/t Ag (0.52 g/t AuEq) over 139.90 m, including 1.49 g/t Au and 437.00 g/t Ag (7.11 g/t AuEq) over 1.53 m
      Excluding the high-grade intercept, the residual grade of DH-FLM-23-MET09 is 0.29 g/t Au and 12.39 g/t Ag (0.45 g/t AuEq) over 138.37 m, which is above the cut-off grade of 0.17 g/t AuEq1
    DH-FLM-23-MET12: 0.35 g/t Au and 2.22 g/t Ag (0.38 g/t AuEq) over 80.47 m
    DH-FLM-23-MET15: 0.28 g/t Au and 3.58 g/t Ag (0.32 g/t AuEq) over 189.89 m
  The latest drilling highlights from the DeLamar Deposit include:
    DH-DLM-23-MET23: 0.27 g/t Au and 7.12 g/t Ag (0.36 g/t AuEq) over 84.89 m
    DH-DLM-23-MET24: 0.74 g/t Au and 115.94 g/t Ag (2.24 g/t AuEq) over 49.99 m, including 1.47 g/t Au and 263.48 g/t Ag (4.87 g/t AuEq) over 15.24 m

  Excluding the high-grade intercept, the residual grade of DH-DLM-23-MET24 is 0.42 g/t Au and 51.23 g/t Ag (1.08 g/t AuEq) over 34.75 m, which is above the cut-off grade of 0.17 g/t AuEq1
  DH-DLM-23-MET33: 0.27 g/t Au and 24.90 g/t Ag (0.59 g/t AuEq) over 52.73 m
  DH-DLM-23-MET38: 0.45 g/t Au and 14.33 g/t Ag (0.64 g/t AuEq) over 74.98 m

(1) Cut-off grade described in NI 43-101 technical report titled: "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold-Silver project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023, available under Integra's SEDAR+ profile at www.sedarplus.ca

Integra's President, CEO & Director, Jason Kosec commented: "The drill results announced today further demonstrate the size, grade, and continuity of the mineral resource at DeLamar. Although the drill program was primarily designed to collect material for heap leach metallurgical testwork and geotechnical studies, we continue to intercept significant mineralized widths at excellent grades throughout the Project, exemplifying the robust nature of DeLamar. The results from this drill program will be used to complete a Feasibility Study at DeLamar in the future and to support on-going permitting work at the Project, following the submission of the MPO to the BLM in December 2023."

Detailed Drill Results

The following table highlights selected intercepts from the 2023 Florida Mountain Deposit drill program announced today1,2,3,4:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
DH-FLM-23-MET02	14.33	148.44	134.11	1.42	3.36	1.46
including	102.72	104.24	1.52	103.57	30.55	103.96
DH-FLM-23-MET05	0.00	111.25	111.25	0.13	18.36	0.36
DH-FLM-23-MET07	52.12	144.93	92.81	0.21	4.92	0.27
DH-FLM-23-MET09	0.00	139.90	139.90	0.30	17.03	0.52
including	47.24	48.77	1.53	1.49	437.00	7.11
DH-FLM-23-MET11	0.00	130.15	130.15	0.22	7.17	0.31
DH-FLM-23-MET12	5.79	86.26	80.47	0.35	2.22	0.38
DH-FLM-23-MET14	63.40	120.09	56.69	0.34	7.21	0.43
DH-FLM-23-MET15	0.00	189.89	189.89	0.28	3.58	0.32

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) AuEq = g/t Au + (g/t Ag ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Certain intervals were not sampled because they were utilized for alternative purposes requiring intact core (i.e. - geotechnical analysis, additional metallurgical tests). These unsampled intervals (~1% of the total program footage) have been replaced by 'zero grade' for the purposes of this news release.

The following table highlights selected intercepts from the 2023 DeLamar Deposit drill program announced today1,2,3,4:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
DH-DLM-23-MET23	0.00	84.89	84.89	0.27	7.12	0.36
DH-DLM-23-MET23	116.43	145.09	28.66	0.39	5.77	0.47
DH-DLM-23-MET24	0.00	49.99	49.99	0.74	115.94	2.24
including	17.37	32.61	15.24	1.47	263.48	4.87
DH-DLM-23-MET29	20.73	39.81	19.08	0.13	13.52	0.30
DH-DLM-23-MET29	57.30	160.02	102.72	0.12	18.31	0.35
DH-DLM-23-MET31	67.67	112.47	44.80	0.33	21.83	0.61
DH-DLM-23-MET33	0.00	52.73	52.73	0.27	24.90	0.59
DH-DLM-23-MET34	2.44	58.83	56.39	0.14	16.87	0.36
DH-DLM-23-MET35	16.15	80.16	64.01	0.21	9.51	0.33
DH-DLM-23-MET36	0.00	110.64	110.64	0.20	11.41	0.34
DH-DLM-23-MET37	0.00	74.98	74.98	0.16	15.57	0.36
DH-DLM-23-MET38	0.00	74.98	74.98	0.45	14.33	0.64
DH-DLM-23-MET41	0.00	45.72	45.72	0.20	3.74	0.25
DM23-MET-P8	0.00	47.24	47.24	0.36	17.76	0.59

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) AuEq = g/t Au + (g/t Ag ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Certain intervals were not sampled because they were utilized for alternative purposes requiring intact core (i.e. - geotechnical analysis, additional metallurgical tests). These unsampled intervals (~1% of the total program footage) have been replaced by 'zero grade' for the purposes of this news release.

Follow the link below to view drill collar location maps for the Florida Mountain Deposit drill program:

https://integraresources.com/site/assets/files/2572/dc_feb_location_-_fm_nr_-_full_extent_vf.pdf

Follow the link below to view drill collar location maps for the DeLamar Deposit drill program:

https://integraresources.com/site/assets/files/2572/dc_feb_location_-_dm_nr_-_full_extent_vf.pdf

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption ("AA") finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration. Mr. Dutaut is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while demonstrating robust economic studies in its maiden Preliminary Economic Assessment and Preliminary Feasibility Study. An independent technical report for the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedarplus.ca

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.